Exhibit 22.1

The following subsidiary of Peakstone Realty Trust (“PKST”) will be the issuer of debt securities under the indenture to be entered into among PKST, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer

PKST OP, L.P.	Issuer